UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                           SPRECKELS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021
                                 (212) 486-8100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 27, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    2    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person             Bedford  Falls
                                                                 Investors, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 WC, OO
--------------------------------------------------------------------------------
5   Check  Box if Disclosure of  Legal Proceeding is Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          296,236
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     296,236
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   0

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      296,236
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    3    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Metropolitan Capital
                                                            Advisors, L.P.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        296,236
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   296,236

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      296,236*
         *as General Partner of Bedford Falls Investors, L.P.
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    4    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person       Metropolitan Capital
                                                                  Advisors, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 None
--------------------------------------------------------------------------------
5   Check  Box if Disclosure of  Legal  Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                              Delaware
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          49,697
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        296,236
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     49,697
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   296,236

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      345,933
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      5.5%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    5    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person         Jeffrey E. Schwarz
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding  is  Required  Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                     USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        345,933
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   345,933

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      345,933
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      5.5%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    6    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person             Karen Finerman
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 None
--------------------------------------------------------------------------------
5   Check Box if  Disclosure of Legal  Proceeding is  Required Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                     USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          0
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        345,933
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     0
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   345,933

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      345,933
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      5.5%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.        849416-20-1                     Page    7    of     15    Pages
           --------------------------                 -------     --------

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     Robert F. Lietzow, Jr.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                 PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                             |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                     USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                          6,000
  Shares             ___________________________________________________________
  Beneficially       8     Shared Voting Power                        0
  Owned by           ___________________________________________________________
  Each               9     Sole Dispositive Power                     6,000
  Reporting          ___________________________________________________________
  Person With        10    Shared Dispositive Power                   0

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      6,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   |X|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      0.1%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






CUSIP NO.    849416-20-1                                   Page    8    of    15
         -----------------                                      -------    -----


THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON NOVEMBER 30, 1995 AND AMENDED AS OF MAY 15, 1996, JULY 11, 1996, AND AUGUST 26, 1996, FILED JOINTLY ON BEHALF OF BEDFORD FALLS INVESTORS, L.P. AND CERTAIN OTHER REPORTING PERSONS. THE TEXT OF ITEM 5 OF SAID SCHEDULE 13D IS AMENDED AS INDICATED HEREIN. ALL CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN SAID SCHEDULE 13D DATED NOVEMBER 30, 1995.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is unchanged from that previously set forth in Item 5, except as follows:


         (i) Bedford Falls Investors, on September 26, 1996, sold an aggregate of 51,300 shares of Common Stock at prices of $23.125 (15,000) and $23.165 (36,300). On September 27, 1996,
                  Bedford Falls Investors sold 81,000 shares of Common Stock at a price of $23.211 and on September 30, 1996, Bedford Falls sold 27,100 shares of Common Stock at a price of $23.198. Bedford Falls is the owner of 296,236 currently exercisable Warrants pursuant to which 296,236 shares (4.7%) of Common Stock may be acquired. Metropolitan Capital Advisors, L.P. is the General Partner of Bedford Falls Investors, L.P., and may be deemed to have shared voting and dispositive power over the securities described above.

         (ii) Metropolitan Capital Advisors, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account; however, Metropolitan Capital Advisors, Inc. does have voting and/or dispositive power with respect to all shares of Common Stock of the Issuer held in managed accounts pursuant to the terms of certain investment advisory agreements between it and the managed accounts over which it has discretionary trading authority. Certain of such managed accounts purchased 37,100 shares of Common Stock on September 5, 1996 at a price of $22.52 per share. On September 26, 1996, Metropolitan Capital Advisors, Inc. sold 9,000 shares of Common Stock at a price of $23.165 per share, 19,000 shares of Common Stock at a price of $23.211 per share on September 27, 1996 and 1,700 shares of Common Stock at $23.198 on September 30, 1996. Thus, by virtue of its discretionary trading authority over assets held in the managed accounts, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of 49,697 shares of Common Stock of the Issuer held by managed accounts, 31,097 of which may be acquired upon exercise of currently exercisable Warrants.

                  In addition to the above, by reason of its position as General Partner of Metropolitan Capital Advisors, L.P., Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over the 296,236 shares which may be acquired upon the exercise of Warrants owned by Bedford Falls. Accordingly, Metropolitan Capital Advisors, Inc. may be deemed the beneficial owner of an aggregate 345,933 shares representing 5.5% of the Common Stock of the Issuer.

         (iii) Jeffrey Schwarz may be deemed the beneficial owner of 345,933 shares (5.5%) of the Common Stock of the Issuer, of which 327,333 are represented by currently exercisable Warrants, as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital Advisors, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Issuer other than through such positions.











CUSIP NO.    849416-20-1                                   Page    9    of    15
          -----------------                                     -------    -----


         (iv) Karen Finerman may be deemed the beneficial owner of 345,933 shares (5.5%) of the Common Stock of the Issuer, of which 327,333 are represented by currently exercisable Warrants, as a result of her being a director and executive officer of Metropolitan Capital Advisors, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

         (v) Robert F. Lietzow sold 1,000 shares of Common Stock on September 26, 1996 for a price of $23.250 and is now the owner of 6,000 shares of Common Stock.


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the outstanding shares of Class A Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996.

     (b) Bedford Falls Investors, L.P. (the "Partnership") has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P., which acts through its corporate general partner, Metropolitan Capital Advisors, Inc. Jeffrey Schwarz and Karen Finerman are the sole directors, officers and, with respect to Mr. Schwarz, controlling stockholder of Metropolitan Capital Advisors, Inc.

     By virtue of their positions with Metropolitan Capital Advisors, Inc., Jeffrey Schwarz and Karen Finerman each may be deemed to have voting and dispositive power over shares of the Common Stock beneficially owned by a Managed Account. Pursuant to written agreements governing the Managed Accounts, such power is sole with respect to all of such shares.

     Robert F. Lietzow has sole voting and dispositive power over the 6,000 shares of common stock beneficially owned by him.

     (c)  The  transactions   reported  in  paragraph  (a)  above  are  all  the
transactions in the class of Securities reported on herein effected by any of the Reporting Persons in the past sixty (60) days.

     (d) Not Applicable.

     (e) Not Applicable.








CUSIP NO.    849416-20-1                                  Page    10    of    15
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                   BEDFORD FALLS INVESTORS, L.P.
                                   By:  Metropolitan Capital Advisors, L.P.
                                        Its Sole General Partner

                                        By:  Metropolitan Capital Advisors, Inc.
                                                     Its Sole General Partner


                                        By:  /s/ Karen Finerman
                                            -------------------------
                                            Karen Finerman, President


Dated as of:   October 1, 1996









CUSIP NO.    849416-20-1                                  Page    11    of    15
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    METROPOLITAN CAPITAL ADVISORS, L.P.
                                    By:  Metropolitan Capital Advisors, Inc.



                                    By:  /s/ Karen Finerman
                                         -------------------------
                                         Karen Finerman, President


Dated as of:  October 1, 1996








CUSIP NO.    849416-20-1                                  Page    12    of    15
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                    METROPOLITAN CAPITAL ADVISORS, INC.



                                    By:  /s/ Karen Finerman
                                         -------------------------
                                         Karen Finerman, President


Dated as of:  October 1, 1996







CUSIP NO.    849416-20-1                                  Page    13    of    15
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Jeffrey Schwarz
                                               ----------------
                                                Jeffrey Schwarz


Dated as of:  October 1, 1996








CUSIP NO.    849416-20-1                                  Page    14    of    15
          -----------------                                    --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Karen Finerman
                                               ---------------
                                                Karen Finerman

Dated as of:  October 1, 1996








CUSIP NO.    849416-20-1                                   Page    15    of   15
          -----------------                                     --------   -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Robert F. Lietzow, Jr.
                                               -----------------------
                                                Robert F. Lietzow, Jr.

Dated as of:  October 1, 1996